EASTMAIN

NEWS RELEASE

High priority VTEM anomalies Detected on Ruby Hill Claims

Trading Symbol: ER – The Toronto Stock Exchange **November 2, 2005**

Eastmain Resources Inc. (ER-TSX) reported that recently completed airborne magnetic and electromagnetic surveys covering the Ruby Hill property have outlined a number of high priority VTEM anomalies. Located at the eastern end of the Eastmain Greenstone Belt, within the James Bay District of Québec, the Ruby Hill claims lie approximately five kilometres west of the Eastmain Mine. The Eastmain Mine property, owned by Campbell Resources Inc., was also surveyed.

Three distinct gold-silver-copper-bearing zones (A, B and C) were previously discovered when Placer Development (now Placer Dome Inc.) drill-tested an airborne geophysical conductor on the Eastmain Mine property. The recent VTEM surveys clearly delineate these zones and a number of similar and highly prospective anomalies on the Ruby Hill claim blocks.

Campbell reports a measured resource of 91,500 tons at 0.268 oz/ton and an indicated resource of 786,600 tons at 0.294 oz/ton containing 255,750 ounces of gold for the Eastmain Mine (Campbell Resources 2004 Annual Report). At the mine gold mineralization occurs within a siliceous, sulphide-bearing unit associated with komatiite. This very distinctive geologic marker horizon is believed to be repeated by folding onto Ruby Hill claims and is key to the mine series rocks. Komatiite rocks are closely associated with gold mineralization in several major mining camps in Canada and Australia. Komatiites are also highly prospective for copper, nickel and platinum group metal (PGM) deposits.

Geotech Ltd. of Aurora, Ontario was contracted to fly a total of 3,220 line-kilometres of VTEM airborne geophysical surveys on the Ruby Hill A and B claim blocks and the Eastmain Mine property. Dubbed the "Dream Catcher", VTEM has identified anomalies left undetected by other surveys in known mineral belts. VTEM is also capable of detecting weak anomalies often associated with gold ores in areas where there is only minor finely disseminated sulphide mineralization.

Over the summer months Eastmain completed an extensive target generating program on properties located near the three gold deposits discovered to date in James Bay, Québec. The Company has flown over 6,500 line-kilometres of VTEM airborne surveys, collected 7,500 soil samples and submitted more than 1,000 rock samples for analysis. Comprehensive trenching and drill-testing of numerous target zones is planned for 2006. Dr. Donald J. Robinson, P.Geo. is the qualified person for the project.

Eastmain Resources Inc. is one of the most active mining exploration companies in James Bay, Québec. Eastmain has eleven projects covering 850 km^2 in key strategic geologic settings within the region. The Company holds 100% interest in the Eau Claire gold deposit which is currently estimated to have an indicated resource of 1,029,332 tonnes at 9.46 g/t gold for 313,191 ounces of gold and an inferred resource of 3,049,660 tonnes @ 6.93 g/t for 679,464 ounces of gold (News Release March 3, 2005).

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

dlw 11/17

EASTMAIN

NEWS RELEASE

Neil Hillhouse Joins Eastmain as Special Advisor

Trading Symbol: ER – The Toronto Stock Exchange **November 3, 2005**

Eastmain Resources Inc. (ER-TSX) is pleased to announce that it has appointed Dr. Neil Hillhouse to its Special Advisory Board to provide strategic and technical advice to the Corporation. Dr Hillhouse has over 50 years of Canadian and International experience in the mining industry. He is the former Vice President of Exploration of Placer Development (now Placer Dome) and former President, Chairman and CEO of Orvana Minerals Corp.

Dr. Hillhouse has been directly involved in a number of gold deposit discoveries and acquisitions worldwide and was awarded "Prospector of the Year" by the Prospectors and Developers Association of Canada in 1993.

While working for Placer Development Dr. Hillhouse was involved in the discovery of the Eastmain Gold deposit in Québec and the acquisition, exploration and evaluation of the multi-million-ounce Porgera and Misima gold mines in Papua, New Guinea as well as the Kidston and Big Bell gold mines in Australia. While with Orvana, Neil led the acquisition, exploration and evaluation of the currently producing Don Mario gold mine in Bolivia. Since the year 2000 he has managed the Ruby Hill Syndicate.

"We are looking forward to a long-standing relationship with one of the true mine-finders of our time" states Don Robinson, President and CEO of Eastmain Resources Inc. "Neil brings a wealth of knowledge and hands-on-experience in the recognition, acquisition and development of key mining projects to Eastmain".

With over 1,850 claims covering 850 km^2, Eastmain holds one of the largest land positions in the James Bay region of Québec - the newest emergent mining district in Canada. The Company owns 100% of the Eau Claire gold deposit and has significant land holdings covering key geology around the Eléonore discovery and the Eastmain gold mine.

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.